Exhibit 99.1

Acorn Enters into Agreement to Sell its Oxygen-Generating Products Distribution Business

SHANGHAI, November 12, 2019 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that on November 8, 2019 the Company’s wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”), to an unrelated third-party for a purchase price of US$1,450,000 in cash.

Zhuhai Acorn is engaged in producing and selling Youngleda oxygen-generating products mainly through an offline distribution network in China comprising 21 distributors and reaching approximately 600 retail outlets across China. The transaction is subject to certain specific closing conditions, includes a working capital adjustment and other adjustments, and is expected to close in early 2020 or earlier .

Commenting on the agreement, Jacob Fisch, President and CEO of Acorn said, "After several months of negotiations, we are pleased to enter into this agreement to sell the oxygen-generating products business. As with the closing of our call center operations, we have continued to exit legacy businesses that are not aligned with our core focus on direct-to-consumer e-commerce and digital media marketing in China.”

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements. Such statements are based on current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, including that the sale of Zhuhai Acorn may not close as expected, all of which are difficult to predict and many of which are beyond Acorn’s control, which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

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